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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                               DOVE AUDIO, INC.
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                               (NAME OF ISSUER)

                                 COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                                 259901 10 6
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                                (CUSIP NUMBER)

                           Jonathan L. Awner, Esq.
                      Akerman, Senterfitt & Eidson, P.A.
 One Southeast Third Avenue, 28th Floor, Miami, Florida 33131: (305) 374-5600
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              December 17, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)



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CUSIP No. 259901 10 6             SCHEDULE 13D
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          NORTON HERRICK
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
           PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization

          United States
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                       (7)     Sole Voting Power
  Number of                    187,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   187,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          187,500
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
          3.4%
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 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Schedule 13D amends the original
Schedule 13D, dated July 15, 1996 (the "Original Schedule 13D"), filed by the reporting person. For information regarding Items 1, 2, 3, 4, 6 or 7, reference is made to the Original Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

         (a) and (b) As of December 17, 1996, Mr. Herrick may be deemed to beneficially own 187,500 shares of Common Stock (which consists of 187,500 shares of Common Stock issuable upon exercise of the Warrants) (described in the Original Schedule 13D), representing approximately 3.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,313,240 shares of Common Stock issued and outstanding as of November 13, 1996 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, plus the 187,500 shares of Common Stock issuable upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick has the sole power to vote and dispose of all of the 187,500 shares of Common Stock which he may be deemed to beneficially own as described above.

         (c) Except as described below, Mr. Herrick has not affected any transactions in any securities of the Issuer during the past sixty days:

             (i) On December 17, 1996, Mr. Herrick sold 187,500 shares of Common Stock at $1.50 per share on the open market.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: December 23, 1996             /S/ Norton Herrick
                                 --------------------------------
                                      NORTON HERRICK